**Raveler, Inc.**
**Balance Sheet**
**(Unaudited)**

| | December 31, 2018 |
|---|---|
| ASSETS | |
| Cash and cash equivalents | $ 86,000 |
| Total current assets | 86,000 |
| TOTAL ASSETS | $ 86,000 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | |
| Current liabilities | $ - |
| Total current liabilities | - |
| Commitments and contingencies | - |
| Common stock, no par value, 675,000 shares authorized, 575,000 shares outstanding | - |
| Paid in capital | 160,000 |
| Accumulated deficit | (74,000) |
| Total shareholders' equity | 86,000 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 86,000 |